EXHIBIT 99.2

EMPLOYMENT AGREEMENT

B E T W E E N:

DRASKO PUSELJIC
of the City of Toronto
in the Province of Ontario

(hereinafter referred to as the “Executive”)

- and -

ENHANCE SKIN PRODUCTS INC.
a corporation incorporated pursuant to the
laws of the State of Nevada

(hereinafter referred to as the “Corporation”)

WHEREAS the Corporation is desirous of employing the Executive in the position of General Counsel of the Corporation;

AND WHEREAS the parties hereto wish to confirm the terms and conditions relating to the Executive’s employment with the Corporation;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed as follows:

ARTICLE 1
EMPLOYMENT, DUTIES OF EXECUTIVE AND TERM

1.01          Employment of Executive:  In accordance with the terms and conditions of this Agreement, the Corporation hereby employs the Executive and the Executive hereby accepts employment with the Corporation as its General Counsel.

1.02          Duties of Employment: The Executive shall be responsible for managing legal resources internally and externally, providing legal advice to the Corporation’s management team and board of directors, negotiating and drafting agreements relating to the Corporation’s business where appropriate and co-ordinating with outside counsel where their services are required or desired.

1.03          Term:  The initial term of employment of the Executive shall commence on March 5, 2013 (“Effective Date”) and shall continue for a period of five (5) years unless terminated in accordance with the provisions of this Agreement.  At the end of the initial term, the term of employment of the Executive shall renew for successive two (2) year terms, subject to earlier termination in accordance with the terms of this Agreement, unless the Corporation or the Executive delivers written notice to the other at least six (6) months prior to the expiration date of the then current term of employment.

1.04          The Executive will provide thirty five (35) hours of service per week to the Corporation.

ARTICLE 2
REMUNERATION OF EXECUTIVE

2.01          Base Salary: Prior to the Corporation having completed cumulative financings of at least five hundred thousand United States dollars ($500,000) the Executive will make no charge for services. Once the Corporation has completed cumulative financings of at least five hundred thousand United States dollars ($500,000) the Executive’s base salary shall be five thousand United States dollars (US$5,000) per month.  Once the Corporation has raised an aggregate total of one and a half million United States dollars (US $1,500,000) of financing, the Executive’s base salary shall be increased to ten thousand United States dollars (US$10,000) per month.

2.02          Review:  The Base Salary will be reviewed by the Board on an annual basis, and may, in the sole discretion of the Board, be increased.

2.03          Product. At the Effective Date and at each anniversary of the Effective Date, the Corporation shall provide to the Executive free-of-charge a one years’ supply of the full line of cosmetic and cosmeceutical products manufactured by or for the Corporation.

2.04          Bonus. During the term of this Agreement, the Executive shall be entitled to receive on a fiscal year basis a cash bonus (the “Bonus”) from the Corporation determined in the discretion of the Board, provided that such bonus shall not be less than two percent (2%) of the Corporation’s EBITDA.

2.05          Stock Option:  At the sole discretion of the Board, the Executive may be granted options to purchase common shares in the capital of the Corporation in accordance with any Incentive Stock Option Plan, and the current practice of the Corporation with respect to specific terms.  Notwithstanding the foregoing or any other provision of this Agreement, in each year of this Agreement, the Board shall grant to the Executive at least as many options with at least as favourable an exercise price as are granted to any other person or entity (together with their affiliates) in each year.

2.05          Other Employment.  The Executive shall be free to engage in other employment or to provide consulting services to other parties provided such other employment or consulting services do not conflict with Executive’s duties to the Corporation.

ARTICLE 3
BENEFITS

3.01          Vacation Entitlement:  The Executive’s vacation entitlement shall be six (6) weeks in each year of employment.  Any vacation time not taken by Executive during any calendar year may be carried forward for up to two (2) calendar years.  In selecting vacation time the Executive undertakes to consider the exigencies of his office.

3.02          Insurance Benefits:  The Executive shall be entitled to participate in any plan with respect to medical, dental and other benefits established by the Corporation.  The Corporation agrees that the Executive’s benefits pursuant to any such plans shall be paid for by the Corporation to the extent that the Executive so desires.  The Corporation shall include the Executive as an insured under any officers insurance and errors and omissions insurance it procures.

3.03          Life Insurance:  The Executive agrees to co-operate with the Corporation in the event that it wishes to put into place insurance on his life or key-man insurance, provided that any premiums associated with such insurance shall be paid by the Corporation.

3.04          Other Expenses:  The Executive shall be entitled to reimbursement for all travelling, entertainment and other expenses incurred by the Executive on behalf of the Corporation in the course of the performance of his duties, upon production of appropriate receipts and invoices, forthwith after review and approval.

3.05          Indemnity: Subject to limitations imposed by law, the Corporation shall indemnify and hold harmless the Executive to the fullest extent permitted by law from and against any and all claims, damages, expenses (including reasonable attorneys’ fees), judgments, penalties, fines, settlements, and all other liabilities incurred or paid by him in connection with the investigation, defense, prosecution, settlement or appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and to which the Executive was or is a party or is threatened to be made a party by reason of the fact that the Executive is or was an officer, Executive or agent of the Corporation, or by reason of anything done or not done by the Executive in any such capacity or capacities, provided that the Executive acted in good faith, in a manner that was not grossly negligent or constituted willful misconduct and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  The Corporation also shall pay any and all expenses (including reasonable attorney’s fees) incurred by the Executive as a result of the Executive being called as a witness in connection with any matter involving the Corporation and/or any of its officers or directors.  The provisions of this Section 3.05 shall survive the termination or expiration of this Agreement.

3.06          Work Location and Facilities:  Notwithstanding any current or future location of the Corporation’s headquarters or facilities, the Executive shall be located and perform his duties on a day to day basis from his own premises in Toronto, Canada or such other city as the Executive chooses, provided that Executive agrees to travel as necessary from time to time to fulfil his duties.

ARTICLE 4
TERMINATION OF EMPLOYMENT

4.01          Termination by Executive:  While the Executive is providing services for no charge he may terminate this Agreement by providing one (1) month’s advance notice in writing to the Corporation.  Once the Executive begins to receive compensation for services under this Agreement, he may terminate his employment pursuant to this agreement by giving at least six (6) month’s advance notice in writing to the Corporation. The Corporation may terminate this agreement by giving the Executive at least six (6) month’s advance notice in writing.

4.02          Termination by Corporation:  Upon any termination of this Agreement, other than termination by the Employee under Article 4.01, including as a result of any proposed or actual bankruptcy or insolvency of the Corporation other than a bankruptcy or insolvency of the Corporation while the Consultant is providing services for no charge, the Corporation shall pay the Employee all accrued compensation as set out in Article 2 plus a contract termination fee (“Termination Fee”) of twice the Consultants then annual remuneration, provided the Termination Fee shall be at least two hundred and forty thousand United States dollars (US$240,000).  The Employee may elect to receive the Termination Fee in (i) one lump sum amount in which event such amount shall be payable within ten (10) business days of termination of this Agreement; or (ii) twenty four (24) equal monthly instalments commencing on the first of the month following the termination of the Agreement.  Upon termination, all of the Consultant’s entitlement to purchase common shares under existing stock options will immediately vest.

4.03          Return of Materials:  As soon as the Executive ceases to be an employee of the Corporation, the Executive shall immediately deliver to the Corporation all property of the Corporation in the possession of or directly or indirectly under the control of the Executive.  The Executive agrees not to make for his personal or business use or that of any other party, reproductions or copies of any such property.

ARTICLE 5
CONFIDENTIAL INFORMATION

5.01          Confidential Information:  The Executive hereby agrees to maintain in confidence and not to disclose to any person, corporation, group or organization whatsoever, during the term of this Agreement and for a one year period thereafter, any information respecting the business affairs, prospects, operations or strategic plans respecting the Corporation or its affiliates or subsidiaries gained in the Executive’s capacity as an employee of the Corporation or otherwise, and not otherwise publicly available or disclosed.

ARTICLE 6
MISCELLANEOUS PROVISION

6.01          Amendment and Waiver:  No amendment, modification or waiver of any provision of this Agreement or consent to any departure by the parties from any provision of this Agreement is effective unless it is in writing and signed by the parties and then the amendment, modification, waiver or consent is effective only in the specific instance and for the specific purpose for which it is given.

6.02          Further Assurances:  The Executive and the Corporation shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered such further acts and documents as shall be reasonably required to accomplish the intention of this Agreement.

6.03          Applicable Law and Jurisdiction:  This Agreement and all of the rights and obligations arising herefrom shall be interpreted and applied in accordance with the laws of the Province of Ontario and the courts of the Province of Ontario shall have exclusive jurisdiction to determine all disputes relating to the Agreement and all of the rights and obligations created hereby.  The Executive and the Corporation hereby irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

6.04          Other Provisions:  At all times while engaged by the Corporation, the Executive will at his own expense maintain a valid passport.  The Executive acknowledges that as a condition of his engagement he will be required to travel to various locations worldwide from time to time to carry out his duties on behalf of the Corporation.

6.05          Prohibitive Provisions:  In the event that any provision or any part of any provision is deemed to be invalid by reason of the operation of any law or by reason of the interpretation placed thereon by a court, this Agreement shall be construed as not containing such provision or part of such provisions and the invalidity of such provision or such part shall not affect the validity of any other provision or the remainder of such provision hereof.  All other provisions thereof which are otherwise lawful and valid shall remain in full force and effect.

6.06          Notice Provisions:

(a)
Except as otherwise expressly provided herein, all notices shall be in writing and either delivered personally or by registered or certified mail, telex, telegram cable or telecopier.  In the case of the Corporation, notice shall be at the Corporation’s office at 100 King Street West, 57th Floor, Toronto, ON M5X 1C9.  In the case of the Executive, notice shall be delivered to the most current address of his residence on file with the Corporation.

(b)
Any notice which is delivered personally shall be effective when delivered and any notice which is delivered by telex, telecopier, cable or telegram shall be effective on the business day following the day of sending.

(c)	Any notice given by telex, telecopier, cable or telegram shall immediately be confirmed by registered or certified mail.

6.07          Entire Agreement:  This agreement supersedes all prior agreements, oral or written, between the parties hereto with respect to the subject-matter hereof.  This agreement contains the final and entire understanding and agreement between the parties hereto with respect to the subject-matter hereof, and they shall not be bound by any terms, conditions, statements, covenants, representations, or warranties, oral or written, not herein contained with respect to the subject-matter hereof.

6.08          Independent Legal Advice:  The Executive acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

6.09          Binding Effect:  This Agreement and all of its provisions shall enure to the benefit of and be binding upon the parties, the successors and assigns of the Corporation and to the heirs, executors and administrators of the Executive.

IN WITNESS WHEREOF the parties here have caused this Agreement to be executed and delivered as of the date first above written.

SIGNED, SEALED AND DELIVERED	)
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Drasko Puseljic

ENHANCE SKIN PRODUCTS INC.
Donald Nicholson, President & CEO